
05006052


FOSTER'S
GROUP

Inspiring Global Enjoyment

Half Year Results Presentation
6 months to 31 December 2004
8 February 2005








THOMSON
FINANCIAL

Trevor O'Hoy

President & Chief Executive Officer

Highlights


FOSTER'S
GROUP
Inspiring Global Enjoyment

- **EPS growth momentum**
- Strong cash flows
- CUB – sustainable growth model
- Wine Trade – solid top line growth; brand investment
- Improving wine category fundamentals
- Pure premium beverages business
- Projects to deliver ongoing efficiencies

Normalised* EPS


Cents per share
30
28
26
24
22
20
FY01 – FY04
CAGR 3.9%
FY04 – FY05
growth target
= double-digit
FY01
FY02
FY03
FY04
FY05

* Excludes SGARA, significant items, amortisation and discontinued operations

Highlights


FOSTER'S
GROUP
Inspiring Global Enjoyment

- EPS growth momentum
- Strong cash flows
- CUB – sustainable growth model
- Wine Trade – solid top line growth; brand investment
- Improving wine category fundamentals
- Pure premium beverages business
- Projects to deliver ongoing efficiencies

Operational Efficiencies Progress
- Wine Trade Operational Review


FOSTER'S
GROUP
Inspiring Global Enjoyment

Revenue Growth

- 32% increase in brand investment globally
- Above category growth in all regions
- NPD initiatives launching CY05

Supply Chain Efficiencies

- Global procurement savings exceeding targets
- Infrastructure consolidation in Australia and NA progressing well
- NA winemaking efficiencies on track

Excess Supply

- 95% of surplus bulk wine sold
- Beringer Stone Cellars optimal blend structure complete
- 80% of surplus vineyards sold
- Assignment of grape contracts on track

Organisational Enhancements

- Senior sales & marketing appointments in NA
- Global innovation team implemented
- Global supply chain team implemented

Operational Efficiencies



- CUB Supply Chain Operations


FOSTER'S
GROUP
Inspiring Global Enjoyment

- Yatala Upgrade
  - Total project spend at 31 December 2004 was $158.5m ($166.5m committed) with project on schedule and within the budget of $169.6m
  - Plant capacity equivalent to 4.3 million HL (annualised) achieved by end of October 04.
  - New and relocated employees integrated into Yatala workforce.
- Kent Closure
  - Relocation of major equipment to Yatala now complete.
  - Manufacturing workforce at Kent has been released.
  - Production ceased as planned at the end of January 2005
  - Remaining equipment transfer and site "make safe" planned to occur by June 2005

Operational Efficiencies

- Foster's Services Review


FOSTER'S
GROUP
Inspiring Global Enjoyment

Integration Activities

Australia

- One premium on-premise team selling beer, wine, spirits and RTD's
- CUB and BBWE sharing office space in all capital city locations
- Integration of beer and wine warehousing

Global

- Innovation and Consumer Insights team formed

Operational Efficiencies



- Foster's Services Review


FOSTER'S
GROUP
Inspiring Global Enjoyment

Back-Office

- Review of Australian based service functions
- Aim: Establish single back-office platform in Australia
- Integrated IT, HR & finance
- Savings: $20-$25 million p.a. over next 3 years

Operational Efficiencies

- Total Cost Savings


FOSTER'S
GROUP
Inspiring Global Enjoyment

	Gross Annual Savings by FY09
– CUB Operational Review	$85m
– Wine Trade Operational Review	$85m
– Foster's Services Review	$20-25m
Total estimated gross cost savings	$190 – 195m

Pete Scott

Chief Financial Officer

Key Financials

FOSTER'S GROUP
Inspiring Global Enjoyment

Reported Results	HY05 $m	HY04 $m	Change %
Volume (000 9 litre case equivalent)	123,552	123,365	0.2
NSR	2,030.1	2,260.4	(10.2)
EBITAS	500.6	526.8	(5.0)
EBIT	462.4	468.2	(1.2)
NPAT	757.0	764.1	(0.9)
EPS	37.8	35.9	5.3
Net operating cash flow	207.2	342.0	(39.4)
Significant items (after tax)	461.7	464.3	
Net Debt	810.3	684.3	
Gearing	16.4	14.4	
EBITAS Interest cover	14.0	15.5	

Key Financials

FOSTER'S GROUP
Inspiring Global Enjoyment

Normalised Results	HY05 $m	HY04 $m	Change %
NSR	**2,030.1**	**1,959.8**	**3.6**
EBITAS	**476.5**	**468.4**	**1.7**
NPAT	**315.4**	**307.4**	**2.6**
EPS	**15.8**	**14.4**	**9.7**
Net operating cash flow	**295.6**	**236.9**	**24.8**
Post tax adjustments for:			
Significant Items	**461.7**	**464.3**	
Amortisation & SGARA	**(37.0)**	**(48.5)**	
Discontinued operations **(Lensworth; ALH)**	**(16.9)**	**(40.9)**	

Normalised Earnings – Reconciliation

FOSTER'S GROUP
Inspiring Global Enjoyment



$m
330
320
310
300
307.4
14.6
0.9
0.7
(6.5)
(1.7)
315.4
HY04 NPAT
Divisional EBITAS
Tax
Minority Interest
Corporate Expenses
Interest
HY05 NPAT

Normalised Net Income / EPS

FOSTER'S GROUP
Inspiring Global Enjoyment

	HY05 $m	HY04 $m
Net Income after tax (as reported)	757.0	764.1
Amortisation	34.2	25.0
SGARA (net of tax)	2.8	23.5
Significant Items (net of tax)	(461.7)	(464.3)
Discontinued Operations (net of tax)	(16.9)	(40.9)
Normalised Net Income after tax	315.4	307.4
Average Shares (m)	2,000.3	2,128.4
Basic EPS (cents)	37.8	35.9
Normalised EPS (cents)	15.8	14.4

Significant Items

FOSTER'S GROUP
Inspiring Global Enjoyment

	Pre-Tax $m	Post-Tax $m
Profit on sale of Lensworth	459.5	454.2
Sale of 10% investment in ALH	55.4	55.4
Provision against investment in Foster's USA partnership	(23.7)	(23.7)
Write-down to CUB assets	(14.7)	(10.3)
Write-down to Sobemab goodwill	(13.9)	(13.9)
Net Significant Items	462.6	461.7

Significant Gain - Lensworth

FOSTER'S GROUP
Inspiring Global Enjoyment

	$m
Gross proceeds	848.0
Transaction related costs	(38.0)
Net assets disposed	(350.5)
Profit on sale (pre-tax)	459.5
Tax	(5.3)
Net significant gain on sale	454.2

Currency Impact Overview


FOSTER'S
GROUP
Inspiring Global Enjoyment

Translation

- Unfavourable earnings impact
  - 6% appreciation in AUD against USD half on half
- Favourable debt and interest impact
  - gross debt predominantly US denominated
- Total NPAT impact circa A$0.2m for the half

EBITAS By Division

FOSTER'S GROUP
Inspiring Global Enjoyment

	HY05 $m	HY04 $m	Change %
CUB Beverages	317.5	289.3	9.7
Wine Trade	137.2	142.1	(3.4)
Wine Clubs & Services	30.4	40.3	(24.6)
Total BBWE	167.6	182.4	(8.1)
FBI	23.1	21.9	5.5
Corporate	(31.7)	(25.2)	(25.8)
Total Continuing	476.5	468.4	1.7
Discontinued Operations (ALH & Lensworth)	24.1	58.4	
TOTAL EBITAS	500.6	526.8	(5.0)

Carlton and United Beverages

FOSTER'S GROUP
Inspiring Global Enjoyment

	HY05 $m	HY04 $m	Change %
Beer Volume (000 9 litre case equivalent)	54,294	55,038	(1.4)
Total Volume* (000 9 litre case equivalent)	57,584	57,738	(0.3)
Net Sales Revenue**	1,002.2	943.6	6.2
EBITA	317.5	289.3	9.7
EBIT	313.6	286.1	9.6
Amortisation	3.9	3.2	
Depreciation	23.3	21.6	
Capex	64.8	45.6	
Normalised OCFPIT	272.5	275.6	(1.1)

* Total volume includes all CUB alcoholic beverages – beer, spirits/RTDs, cider

** Net Sales Revenue from all core CUB alcoholic beverages.

Carlton and United Beverages

FOSTER'S GROUP
Inspiring Global Enjoyment

	HY05 $m	HY04 $m	Change %
EBITA / NSR (%)	31.7	30.7	1.0pts
EBITA per case ($)	5.51	5.01	10.0
Normalised OCFPIT / EBITDA (%)	80.0	88.6	(8.6)pts


CUB Performance
FOSTER'S GROUP
Inspiring Global Enjoyment
$m
340
320
300
280
260
289.3
43.3
(1.4)
(11.0)
(2.7)
317.5
HY04 EBITA
Price/Mix
Volume
A&P
Other
HY05 EBITA

Foster's Brewing International

FOSTER'S GROUP
Inspiring Global Enjoyment

	HY05 $m	HY04 $m	Change %
Volume (000 9 litre case equivalent)	54,805	55,443	(1.2)
Net Sales Revenue*	129.3	130.1	(0.6)
EBIT	22.4	21.2	5.7
Amortisation	0.7	0.7	
Depreciation	3.9	4.0	
Capex	3.8	2.9	
EBITA / NSR (%)	17.9	16.8	1.1pts
Normalised OCFPIT	18.7	26.8	(30.2)
OCFPIT / EBITDA	69.3	103.5	(34.2)pts

* Includes royalties and JV income

Beringer Blass Wine Estates

FOSTER'S GROUP
Inspiring Global Enjoyment

	HY05 $m	HY04 $m	Change %
Volume (000 9 litre cases)	11,163	10,184	9.6
Net Sales Revenue	912.3	895.2	1.9
EBITAS	167.6	182.4	(8.1)
EBIT	134.0	129.1	3.8
Amortisation	29.6	19.7	
Normalised OCFPIT	163.3	133.2	22.6
EBITAS / NSR (%)	18.4	20.4	(2.0)pts
Normalised OCFPIT / EBITDAS (%)	81.9	62.5	19.4pts
At Constant Exchange Rates			
Net Sales Revenue	912.3	872.3	4.6
EBITAS	167.6	177.3	(5.5)
Normalised OCFPIT	163.3	129.7	25.9

Wine - Trade

FOSTER'S GROUP
Inspiring Global Enjoyment

	HY05 $m	HY04 $m	Change %
Volume (000 9 litre cases)	9,696	8,645	12.2
Net Sales Revenue	644.7	610.1	5.7
EBITAS	137.2	142.1	(3.4)
EBIT	119.7	97.2	23.1
Amortisation	13.5	11.3	
Depreciation	25.6	24.3	
Capex	36.5	35.3	
Normalised OCFPIT	125.2	103.1	21.4
EBITAS / NSR (%)	21.3	23.3	(2.0)pts
EBITAS per case ($)	14.15	16.44	(13.9)
Normalised OCFPIT / EBITDAS (%)	76.9	62.0	14.9pts
Revenue per case ($)	66.49	70.57	(5.8)

Wine - Trade

FOSTER'S GROUP
Inspiring Global Enjoyment

	HY05 $m	HY04 $m	Change %
At Constant Exchange Rates			
Net Sales Revenue	644.7	586.7	9.9
EBITAS	137.2	136.9	0.2
Normalised OCFPIT	125.2	99.0	26.5
EBITAS per case ($)	14.15	15.84	(10.7)
Revenue per case ($)	66.49	67.87	(2.0)


Wine Trade Performance
FOSTER'S
GROUP
$m
180
160
140
120
100
142.1
31.2
(15.3)
(11.9)
(4.9)
(4.0)
137.2
HY04 EBITAS
Volume
Price/Mix
A&P
FX
Other
HY05 EBITAS
27

Wine Trade – North America

FOSTER'S GROUP

	HY05 $m	HY04 $m	Change %
AUD			
Volume (000 9 litre cases)	6,332	5,977	5.9
Net Sales Revenue	423.3	427.7	(1.0)
EBITAS	80.5	88.6	(9.1)
EBIT	68.2	44.7	52.6
Amortisation	7.7	8.1	
EBITAS / NSR (%)	19.0	20.7	(1.7)pts
At Constant Exchange Rates			
Net Sales Revenue	423.3	402.7	5.1
EBITAS	80.5	83.2	(3.2)
EBIT	68.2	41.8	63.2

Wine Trade - Asia Pacific

FOSTER'S GROUP
Inspiring Global Enjoyment

	HY05 $m	HY04 $m	Change %
Volume (000 9 litre cases)	2,282	1,956	16.7
Net Sales Revenue	158.4	137.3	15.4
EBITAS	47.5	43.5	9.2
EBIT	42.5	42.7	(0.5)
Amortisation	5.6	3.0	
EBITAS / NSR (%)	30.0	31.7	(1.7)pts

Wine – UK Europe

FOSTER'S GROUP
Inspiring Global Enjoyment

	HY05 $m	HY04 $m	Change %
AUD			
Volume (000 9 litre cases)	1,082	712	52.0
Net Sales Revenue	63.0	45.1	39.7
EBITAS	9.2	10.0	(8.0)
EBIT	9.0	9.8	(8.2)
Amortisation	0.2	0.2	
EBITAS / NSR (%)	14.6	22.2	(7.6)pts
At Constant Exchange Rates			
Net Sales Revenue	63.0	46.5	35.5
EBITAS	9.2	10.2	(9.8)
EBIT	9.0	10.0	(10.0)

Wine Clubs and Services

FOSTER'S GROUP
Inspiring Global Enjoyment

	HY05 $m	HY04 $m	Change %
Volume (000 9 litre cases)	1,467	1,539	(4.7)
Net Sales Revenue*	304.2	307.7	(1.1)
EBITAS	30.4	40.3	(24.6)
EBIT	14.3	31.9	(55.2)
Amortisation	16.1	8.4	
Depreciation	6.3	6.5	
Capex	2.5	6.0	
Club Members (continuing) (000)	1,208	1,223	(1.2)
EBITAS / NSR (%)	10.0	13.1	(3.1)pts

* Includes intra division sales $36.6m (HY04 $22.6m)

Wine Clubs and Services


FOSTER'S
GROUP
Inspiring Global Enjoyment

- Global business improvement plan commenced early FY05
- New management structures and teams now in place
- FY05 key priority to stabilise business
- 2nd half FY05 – initiatives focus on cost structure, integration and product offering

Corporate

FOSTER'S GROUP
Inspiring Global Enjoyment

	HY05 $m	HY04 $m
Corporate expense	(31.7)	(25.2)
Net interest expense	(35.7)	(34.0)
Tax expense*	(128.9)	(67.5)

* Includes tax expense on significant items of $0.9m in HY05 (HY04 tax benefit $62.8m)

Operating Cash Flow

FOSTER'S GROUP
Inspiring Global Enjoyment

	HY05 $m	HY04 $m
EBITDAS	562.6	602.1
Vineyard operating expenses	(24.1)	(55.3)
Other non cash	6.8	15.6
Net Working capital change	(200.4)	(48.9)
Net interest paid	(22.3)	(30.6)
Tax paid	(115.4)	(140.9)
Net operating cash flows	207.2	342.0

Operating Cash Flow – normalised

FOSTER'S GROUP
Inspiring Global Enjoyment

	HY05 $m	HY04 $m
EBITDAS	538.5	530.7
Vineyard operating expenses	(24.1)	(55.3)
Other non cash	6.8	11.7
Net Working capital change	(87.9)	(78.7)
Net interest paid	(22.3)	(30.6)
Tax paid	(115.4)	(140.9)
Normalised net operating cash flows	295.6	236.9

Capex and Investments

FOSTER'S GROUP
Inspiring Global Enjoyment

	HY05 $m	HY04 $m
Capital Expenditure		
CUB Beverages	(64.8)	(45.6)
Wine Group	(39.0)	(41.3)
Other (FBI, Corporate)	(6.7)	(6.3)
Total Continuing	(110.5)	(93.2)
Discontinued	(0.1)	(10.8)
Total capital expenditure	(110.6)	(104.0)
Investments	(61.2)	(104.5)
• Lensworth deferred property	(30.3)	(3.0)
• Sobemab	(13.9)	
• Other	(17.0)	

Debt Profile

FOSTER'S GROUP
Inspiring Global Enjoyment

	$m
Total Gross Debt	2,200.8
Cash	1,390.5
Net Debt	810.3

- Currency of Debt
  - $US Denominated — 71%
  - Other (Euro, Asian) — 29%

- Weighted average years to maturity — 5.6 years
- Weighted average interest rate on net debt — 4.04%

	HY05	HY04
• Net debt / equity (%)	16.4	14.4
• EBITAS interest cover (times)	14.0	15.5

Capital Management Summary

FOSTER'S GROUP
Inspiring Global Enjoyment

Shares m	HY05	HY04
On-market	28.7	17.0
Off-market	-	167.1
Total buy-back activity	28.7	184.1

$ million	HY05	HY04
On-market	142.1	76.6
Off-market	-	668.4
Total buy-back activity	142.1	745.0

AIFRS Transition


FOSTER'S
GROUP

- Australian equivalents to International Financial Reporting Standards (AIFRS) will apply from 1 July 2005
- First reporting period will be half year ending 31 December 2005
- 2005 comparatives will need to be restated
- Transition project progressing on schedule to finalise financial impact

Trevor O'Hoy

President & Chief Executive Officer

FY05 Outlook


FOSTER'S
GROUP
Inspiring Global Enjoyment

Low double-digit EPS growth for FY05 (normalised continuing basis)

- CUB – Sustained momentum in EBITA growth
- Wine Trade – acceleration of EBITAS growth for FY05 and into FY06 due to operational review initiatives and improving industry dynamics
- FBI – continued moderate growth in global earnings
- Wine Clubs and Services – improved 2nd half performance
- Normalised NPAT – high single to low double-digit growth*
- Modestly lower share count

* FY04 normalised continuing base = $514.3m


FOSTER'S
GROUP
Inspiring Global Enjoyment


FOSTER'S

Appendices

43

Key Financials

FOSTER'S GROUP
Inspiring Global Enjoyment

Reported Results	HY05 $m	HY04 $m	Change %
Volume (000 9 litre case equivalent)	123,552	123,365	0.2
NSR	2,030.1	2,260.4	(10.2)
EBITAS	500.6	526.8	(5.0)
EBIT	462.4	468.2	(1.2)
Amortisation	34.2	25.0	
Depreciation	62.0	75.3	
NPAT	757.0	764.1	(0.9)
EPS	37.8	35.9	5.3
Net operating cash flow	207.2	342.0	(39.4)
Capex	110.6	104.0	
Significant items (after tax)	461.7	464.3	

44

FX Impact

FOSTER'S GROUP
Inspiring Global Enjoyment

	HY05 $m	HY04 $m	Change %
Beringer Blass Group			
NSR (as reported)	912.3	895.2	1.9
Adjust for current period fx rates	-	(22.9)	
NSR restated	912.3	872.3	4.6
EBITAS (as reported)	167.6	182.4	(8.1)
Adjust for current period fx rates	-	(5.1)	
EBITAS restated	167.6	177.3	(5.5)
Normalised Cashflow	163.3	133.2	22.6
Adjust for current period fx rates	-	(3.5)	
Cashflow restated	163.3	129.7	25.9

FX Impact

FOSTER'S GROUP
Inspiring Global Enjoyment

	HY04 $m	HY03 $m	Change %
Beringer Blass Trade			
NSR (as reported)	644.7	610.1	5.7
Adjust for current period fx rates	-	(23.4)	
NSR restated	644.7	586.7	9.9
EBITAS (as reported)	137.2	142.1	(3.4)
Adjust for current period fx rates	-	(5.2)	
EBITAS restated	137.2	136.9	0.2

SGARA

FOSTER'S GROUP
Inspiring Global Enjoyment

	HY05 $m	HY04 $m
Revenue		
Current Year Increment	23.1	64.0
Prior Year Amortisation	(16.4)	(59.3)
	6.7	4.7
Cost of Sales		
Vineyard Operating Expenses*	(24.1)	(55.3)
Prior Year Amortisation	13.4	17.0
	(10.7)	(38.3)
EBITA	(4.0)	(33.6)

* Represents cash flow

Interest Expense Reconciliation

FOSTER'S GROUP
Inspiring Global Enjoyment

	$m
Net interest expense HY04	**(34.0)**
Lower interest expense on average debt	**6.8**
Convertible bond impact in HY04	**(9.1)**
Other net interest	**0.6**
Net Interest Expense HY05	**(35.7)**

Group Working Capital

FOSTER'S GROUP
Inspiring Global Enjoyment

	HY05 $m	HY04 $m
Receivables	930.9	1,611.4
Inventories	1,258.4	1,610.1
Creditors	(878.2)	(2,236.4)
Net Working Capital	1,311.1	985.1

December 2003 adjusted for $668.4m buy-back paid in January 2004

Payables	(1,568.0)
Net working capital	1,653.5

Balance Sheet

FOSTER'S GROUP
Inspiring Global Enjoyment

A$ million	Dec 2004	Dec 2003
Net Working Capital	1,311.1	985.1
Fixed Assets	2,323.5	2,260.0
Investments	61.5	157.9
Intangibles	2,139.4	2,254.3
Other Assets	114.2	77.8
Tax & Other Provisions	(188.4)	(298.3)
Capital Employed	5,761.3	5,436.8
Net Debt	(810.3)	(684.3)
Shareholders Equity	4,951.0	4,752.5

Definitions


FOSTER'S
GROUP

- **Average exchange rate**
  The average USD exchange rate for HY05 used for P&L is 0.7307. This is also the rate applied to HY04 USD results (along with relevant 3rd currencies as applicable) to calculate numbers referred to as "at constant exchange rates".
- **Continuing Business**
  Total business excluding Lensworth (divested December 2004) and ALH (divested November 2003).
- **EBITAS**
  Earnings before interest, tax, amortisation, significant items and SGARA.
- **Normalised Net Income**
  Net Income excluding SGARA, significant items, amortisation and discontinued operations. Includes interest expense benefit from the sale of Lensworth and ALH.
- **Normalised OCF**
  Operating cash flow, excluding significant items and other one-off transactions which will not be part of the future financial results of the continuing business.
- **Normalised OCFPIT**
  Normalised OCF (as above) pre interest and tax. Measure primarily used at divisional level.
- **SGARA**
  Australian accounting standard AASB 1037 "Self Generating and Re-Generating Assets".



FOSTER'S
GROUP
Inspiring Global Enjoyment



FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S
GROUP

Inspiring Global Enjoyment

APPENDIX 4D

Half Year Report
For the six months ended 31 December 2004

ABN 49 007 620 886

Results for announcement to the market

Extracts of the Foster's Group Limited results for the half year ended 31 December 2004.

				$m
Total operating revenue	down	(16.3%)	to	$3,217.0
Net profit from ordinary activities after tax attributable to members	down	(0.9%)	to	$757.0
Net profit for the period attributable to members	down	(0.9%)	to	$757.0

The divestment of the Lensworth property group was completed during the period for gross proceeds of $848.0 million and a significant pre-tax gain of $459.5 million.

Dividends	Amount per security	Franked amount per Security at 30% tax
Interim dividend	9.25¢	9.25¢
Previous corresponding period	8.75¢	8.75¢
Record date for determining entitlements to the dividend	7 March 2005	

Other information

Net tangible asset backing — $1.39 per share (2003: $1.21 per share)

Foster's Group Limited
Report for the six month period ended 31 December 2004

Contents

The Profit Commentary and Directors' Report preceding the half year financial report provide information on material factors affecting the earnings and operations of the economic entity during the period.

For further information, please contact:

Investor Relations:
Chris Knorr
Vice President, Investor Relations
+613 9633 2685
0417 033 623

Media:
Lisa Keenan
Manager, Corporate Affairs
+613 9633 2261
0418 202 375

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


SEC MAIL PROCESSING
RECEIVED
FEB 2 2 2005
WASH, D.C. 202 SECTION
FOSTER'S
GROUP
Inspiring Global Enjoyment

8 February 2005

On Track for Double Digit EPS Growth

Earnings per Share up 5.3%

Normalised Earnings per Share up 9.7%

Results Summary - Foster's Group Limited results for the half year ended 31 December 2004 (HY05)			
	HY05 $m	**HY04 $m**	**% Change**
Group Statutory Reporting Basis			
Net Sales Revenue (NSR)	**2,030.1**	2,260.4	(10.2)
EBITAS	**500.6**	526.8	(5.0)
EBITA	**496.6**	493.2	0.7
SGARA	**(4.0)**	(33.6)	
Net significant items (after tax)	**461.7**	464.3	
Net Profit After Tax	**757.0**	764.1	(0.9)
Operating Cash Flow (OCF)	**207.2**	342.0	(39.4)
EBITAS/NSR (%)	**24.7**	23.3	1.4 pts
OCF pre interest and tax / EBITDAS %	**60.9**	85.3	(24.4) pts
Earnings Per Share (cents)	**37.8**	35.9	5.3
Dividend (cents per share)	**9.25**	8.75	5.7
Continuing Business Reporting Basis [1]			
Net Sales Revenue (NSR)	**2,030.1**	1,959.8	3.6
EBITAS	**476.5**	468.4	1.7
EBITA	**472.5**	434.8	8.7
Normalised Net Profit After Tax[2]	**315.4**	307.4	2.6
Normalised Operating Cash Flow (OCF)[2]	**295.6**	236.9	24.8
EBITAS/NSR (%)	**23.5**	23.9	(0.4) pts
Normalised OCF pre interest and tax / EBITDAS %	**80.0**	77.0	3.0 pts
Normalised Earnings Per Share (cents)[2]	**15.8**	14.4	9.7

1 This section provides financial information on a "Continuing Business" basis by excluding divested or discontinued operations – Lensworth property group divested in December 2004 and Australian Leisure and Hospitality (ALH) divested by means of a public float in November 2003.

2 Normalised excludes significant items, SGARA, amortisation and divested or discontinued operations.

Group Financial Highlights

(All statements compare movements between HY05 and HY04 unless otherwise stated).

- Earnings per share rose 5.3% to 37.8 cents per share, benefiting from continued share buy-back activity during the period. Net profit after tax of $757.0 million declined 0.9% and includes significant items of $461.7 million after tax.
- On a normalised (adjusting for significant items, SGARA, amortisation and continuing businesses) basis, earnings per share increased by 9.7% to 15.8 cents and net profit after tax increased 2.6% to $315.4 million (refer to calculation table on page 9).
- Significant Items totalled $461.7 million after tax. This comprised net gains from the divestment of the Lensworth Group ($454.2 million) and the disposal of Group's residual 10% investment in ALH ($55.4 million). These divestments represent the sale of the final non-core assets in the Foster's premium beverages portfolio.
- The Significant Gains were partly offset by total Significant Expenses of $47.9 million after tax comprising write-downs in the carrying value of Foster's USA LLC investment, CUB assets and a contractual incremental investment in Sobemab. Details are provided on pages 7 and 8.
- Operating cash flow of $207.2 million was 39.4% lower than the prior year amount ($342.0 million). Normalised operating cash flow for the continuing business of $295.6 million was up 24.8%.
- Strong operating margins were maintained with EBITAS/NSR for the continuing business of 23.5%.
- Capital management activities during the period included on-market purchase of 28.7 million shares. Weighted average shares on issue reduced by 6% as a result of capital management activities undertaken since early F04.

Business Divisional Highlights

Carlton & United Beverages (CUB)

- CUB maintained its impressive performance of recent years, again delivering strong growth in revenue, earnings and margins.
- EBITA increased 9.7% to $317.7 million driven by revenue, product mix, channel mix and cost control in its beer business, and by increased volumes in the profitable non-beer portfolio.
- EBITA / NSR increased to 31.7%, up 1.0 percentage point.
- Total costs grew at 4.7% against revenue growth of 6.2%. Adjusting for changes in mix, COGS increased at a rate below inflation.
- Total alcohol volumes declined 0.3%, driven by lower beer volumes in a declining beer market.
- The capacity expansion of Yatala Brewery (Queensland) (from 2.3 million hectolitres per annum to 4.5 million hectolitres per annum) will be completed in February, on budget and ahead of time. The Kent Brewery (NSW) completed its last production run in January 2005. As already flagged, changes to CUB's manufacturing footprint will deliver $17.0 million per annum of ongoing cost savings.

Foster's Brewing International (FBI)

- In spite of a highly competitive pricing environment, FBI EBITA increased 5.5% to $23.1 million. Reduced overheads and increased contribution from the multi-beverage business in New Zealand offset the impact of volume declines.
- Trading conditions in the key markets for Foster's are very competitive, with total FBI volume decline of 1.2% primarily driven by aggressive competitor pricing activity in the UK off trade during the peak Christmas period.
- US market conditions remain challenging. FBI management continues to work with its U.S. partner SABMiller to improve performance of the Foster's brand in North America.

Beringer Blass Wine Estates (BBWE)

- With the strength of BBWE's portfolio of brands and general industry conditions improving, BBWE made significant progress.
- Wine Trade volumes increased an impressive 12.2% to 9.7 million cases with all regions delivering growth ahead of the premium category. Net Sales Revenue increased 5.7%, or 9.9% excluding exchange rate movements.
- Total BBWE Wine Trade EBITAS declined 3.4% to $137.2 million. Excluding exchange rate movements, Wine Trade delivered a marginal increase in EBITAS, which is a solid result given the increased brand investment resulting from the Wine Trade Operational Review (WTOR).
- This increase in brand investment effectively equates to 8 percentage points of EBITAS growth being re-invested back into the business.
- BBWE made significant progress against initiatives outlined as part of the WTOR in June 2004. Initiatives to grow revenue through increased investment in brand building and innovation stimulated volume and revenue growth ahead of the category in all regions and several new products were launched successfully. Supply chain initiatives are tracking on or ahead of plan in relation to supply/demand balance, asset divestments, operational efficiencies and globally aligned processes. Capability has been significantly enhanced across all functions, particularly global supply chain, brand marketing and innovation.
- As previously flagged, the major benefits of the WTOR will begin to flow in future periods as the supply chain initiatives are realised in lower cost inventory, and heightened brand recognition through marketing and innovation continues to stimulate revenue growth.
- Trade North America achieved depletions growth ahead of both shipments and market growth, and launched a major advertising campaign for the Beringer brand in the US.
- Trade Asia Pacific again delivered double-digit volume and revenue growth and maintained world-class margins, with the Wolf Blass and Yellowglen brands extending their positions as the top-selling brands in the Australian bottled and sparkling wine categories respectively.
- Trade Europe delivered outstanding volume growth of 52% assisted by increased Wolf Blass brand investment in the UK and Ireland.

Wine Clubs and Services

- Wine Clubs and Services EBITAS declined 24.6% against the prior period. The key factor was a reduced contribution from the Australian Clubs business where despite membership levels being maintained, costs of customer acquisition increased and customer response rates declined.

- Both the Clubs and Services businesses are subject to a comprehensive Business Improvement Programme, with new management structures and teams being put in place over recent months. The key priorities in F05 are to stabilise the businesses and improve organisational capability.

Corporate Overheads

- Corporate expenses for the period increased $6.5 million to $31.7 million. The increase was mainly due to costs associated with the Foster's Service Review (FSR), one-off restructuring costs, and a Tsunami relief appeal donation of $1.0 million.
- The FSR is a key part of a broader drive to bring Foster's businesses closer together and to make the best use of resources. It is one of several business improvement initiatives underway to lift performance and grow the business.
- A further $5-$10 million in FSR related rationalisation costs is expected in the second half of fiscal 05, with estimated annual savings of $20-$25 million expected to be realised across the business units and the corporate office over the next 3 years.

Dividend

The Directors have declared an interim dividend of 9.25 cents per ordinary share fully franked, an increase of 5.7%.

Share Sale facility

Foster's plans to implement a share sale facility for shareholders with an "unmarketable parcel" of shares (securities with a value of less than $500). A letter describing this facility will be mailed to eligible shareholders during April 2005.

Outlook

Whilst Foster's remains confident of success in its takeover offer for Southcorp, the timing and outcome of the takeover are unknown at this time. For the purposes of the outlook guidance provided below we have set aside the impact of the Southcorp takeover offer and the purchase of the 18.8% stake in Southcorp from the Oatley family.

With the major operational reviews now behind us, Foster's is at the front end of a sustained period of strong organic growth. In terms of the outlook for fiscal 05, Foster's is poised to deliver low double digit normalised EPS growth for the continuing businesses. A number of factors drive this upward revision in guidance:

- Foster's has undertaken a number of initiatives aimed at improving its cost base, notably the Wine Trade Operational Review, the CUB Operational Review and the Foster's Services Review. These initiatives help provide the underpinnings of sustained earnings growth;
- Sustained momentum from CUB is expected to produce continuing business EBITA growth;
- Wine Trade initiatives are beginning to take hold, and EBITAS growth is expected to accelerate for the full year and into F06. The improvement in Wine Trade performance is the product of the Wine Trade Operational Review initiatives, the strength of the underlying brand portfolio and improving industry dynamics;
- FBI continues to grow global earnings;
- Clubs and Services will benefit from increased management focus through the Business Improvement Programme and will improve performance in the second half;
- As a result, we expect continuing business EBITAS growth for the full year to be in the high single digit range;
- Setting aside the Southcorp related activity, debt levels continue to be low, and in spite of a gradually increasing interest rate environment, interest expense is expected to be flat with the prior year. Tax rates are expected to remain constant;
- Consequently, normalised NPAT growth is expected to be in the high single to low double digit range; and
- Furthermore, the weighted average shares on issue is expected to be around 2% lower than F04 (assuming no further buy-back activity during the second half), which gives the company confidence in achieving a low double digit normalised EPS growth for the full year.

Comments

President and CEO, Trevor O'Hoy said:

"Today's results show signs of the significant progress being made across the Group - with Foster's earnings growth now approaching its long-term double digit target, following 3 years of low growth."

"On a continuing business basis, normalised EPS increased 9.7%. This was driven by a solid performance from CUB, stabilisation of the Wine Trade business and continued capital management activities. The result was achieved despite a number of "one-off" or "catch-up" costs during the period."

"CUB's multi-beverage model continued to gain traction in Australia, with the division delivering 9.7% EBITA growth and realising strong volume gains in the premium and non-beer portfolio. The success of Half Mile Creek and the non-beer portfolio has underlined the value of the CUB distribution platform. This business continues to gain momentum and prove it is capable of delivering sustainable, high-single digit profit growth."

"Foster's Global Wine Trade business is showing clear signs of sustainable improvement. Contribution stabilised after two years of negative performance, and a 32% increase in marketing spend during the period has established a sound base for sustained improvement. All regions are delivering growth ahead of category rates and we are seeing positive signs of a re-balancing of supply in the US market."

"Most pleasingly, BBWE is on track with the initiatives announced as part of the wine trade review in June 2004. Approximately 95% of bulk wine identified as surplus has been sold at favourable prices and the re-alignment of Beringer Stone Cellars to its optimal blend structure is complete. Other key activities, including infrastructure consolidation in Australia and the divestment of non-strategic vineyards in both Australia and the US, are progressing well. Organisational capability has been enhanced through the establishment of global teams across the supply chain and innovation functions."

"At the Group level, the divestment of Lensworth in December along with the residual investment in ALH resulted in Foster's becoming a pure premium beverage business for the very first time in its history."

"On the strategic front, Foster's announced on 17 January 2005 its intention to make an off-market takeover for Southcorp, following the acquisition of the Oatley family's 18.8% stake. Our offer is now open and capable of acceptance, and we are confident of success given the attractiveness of the $4.17 per share price we are offering Southcorp shareholders. Foster's remains firm in its view that it is the natural owner of the Southcorp wine portfolio, the acquisition is financially robust, and that it will deliver long term value for Foster's shareholders."

"In terms of back office infrastructure, Foster's continues to move towards a shared service philosophy, with annual savings of approximately $20 - $25 million to be achieved across the business units and the corporate office over a 3 year timeframe."

"Overall, I am very pleased with the Group's financial performance for the first half of fiscal 05 and remain confident that Foster's is well placed to deliver significantly enhanced financial returns for shareholders."

Group Financial Review

Please refer to information provided in the half year Financial Report (pages 23 to 39).

Earnings

Earnings per share rose 5.3% to 37.8 cents per share, benefiting from continued share buy-back activity during the period. Net profit after tax of $757.0 million was 0.9% lower than the prior corresponding period and includes significant items of $461.7 million after tax.

On a normalised continuing business basis, earnings per share increased by 9.7% to 15.8 cents per share (refer to calculation table on page 9). Normalised net profit after tax (adjusting for significant items, SGARA, amortisation and excluding the discontinued Lensworth and Australian Leisure and Hospitality (ALH) businesses) was $315.4 million, 2.6% higher than the previous corresponding period.

Significant Items

The result included a net significant gain of $461.7 million after tax. The net significant gain totalled $462.6 million before tax and comprised the following components:

- Gain on disposal of Lensworth Group - $454.2 million profit after tax. In December 2004 Foster's divested the non-core Lensworth property group for gross proceeds of $848.0 million.
- Gain on disposal of Australian Leisure & Hospitality Group (ALH) residual 10% investment - $55.4 million profit after tax. In October 2004, Foster's sold its residual 10% investment in ALH. This investment was required as part of the market stabilisation activities following the listing of ALH on the Australian Stock Exchange on 7 November 2003.
- Provisions against the investment in Foster's USA LLC investment - $23.7 million after tax. A provision has been recognised against the investment based on current earnings estimates.
- Write-down in the carrying value of CUB assets - $10.3 million after tax. With the Kent Brewery decommissioned and Yatala expansion now almost complete, final details on the ongoing use and/or expected useful life of certain assets affected by the project have resulted in an adjustment to asset recoverable amounts.
- Write-off of incremental investment in Sobemab - $13.9 million after tax. During the period Foster's was obligated under contract to acquire the remaining interest in Sobemab, a contract bottling operation in France. A review of the income stream and amount of goodwill for this Wine Services business has resulted in this amount being expensed during the period.

Summary of Significant Items	Pre tax $m	Post tax $m
Disposal of Lensworth	**459.5**	454.2
Disposal of ALH 10% investment	**55.4**	55.4
Foster's USA investment provision	**(23.7)**	(23.7)
CUB assets write down	**(14.7)**	(10.3)
Sobemab goodwill write down	**(13.9)**	(13.9)
Net Significant Items	**462.6**	461.7

Interest Expense

The Group's net interest expense increased 5.0% to $35.7 million. While lower interest expense on average debt reduced net interest expense in the current period, the prior period included a net interest benefit pertaining to the convertible bonds.

Taxation

The Group's tax expense (excluding Significant Items) decreased 1.8% to $128.0 million. The overall effective tax rate remains at the Australian corporate rate of 30%.

Amortisation

Total Group amortisation was $34.2 million, up $9.2 million from HY04 mainly due to the revision in accounting estimates in the 2004 financial year for the useful life of goodwill and mailing lists in the Wine business and the useful life of certain brand names.

SGARA Accounting Standard

The measurement basis for vines and grapes prescribed by AASB 1037 Self-Generating and Re-Generating Assets (SGARA) has resulted in a negative earnings impact before interest and tax of $4.0 million ($33.6 million loss in HY04).

Operating Revenue

Total operating revenue decreased 16.3% to $3,217.0 million which includes significant revenue of $942.5 million comprising net proceeds (after transaction costs) on the sale of Lensworth of $810.0 million and proceeds on the sale of the 10% investment in Australian Leisure and Hospitality Limited of $132.5 million. Net sales revenue decreased 10.2% to $2,030.1 million compared with $2,260.4 million in the previous corresponding period.

Corporate Expenses

- Corporate expenses for the period were $31.7 million, an increase of $6.5 million over the previous half year period The increase was mainly due to one time costs associated with the Foster's Service Review and other restructuring costs of $4.3 million, and a $1.0 million Tsunami relief appeal donation.

- The Foster's Services Review is a key part of a broader drive to bring Foster's businesses closer together and to make the best use of our resources. It is one of several business improvement initiatives underway to lift our performance and grow the business.
- A further $5-$10 million in rationalisation costs is expected in the second half of fiscal 05, with estimated annual savings of $20-$25 million expected to be realised across the business units and the corporate office over the next 3 years.

Earnings per share

Earnings per share rose to 37.8 cents, an increase of 5.3% over the previous corresponding period. Earnings per share calculated on a normalised basis is 15.8 cents, representing a 9.7% increase on the previous corresponding period. The calculation of normalised earnings per share is provided in the table below.

Normalised EPS Calculation

6 months to 31 December	2004 $m	2003 $m	% Change
Earnings after tax – as reported	**757.0**	764.1	(0.9)
Amortisation expense	**34.2**	25.0	
SGARA (gain)/loss (net of tax)	**2.8**	23.5	
Significant items (net of tax)	**(461.7)**	(464.3)	
Discontinued operations (net of tax)	**(16.9)**	(40.9)	
Earnings after tax – normalised	**315.4**	307.4	2.6
Average number of shares (million)	**2,000.3**	2,128.4	(6.0)
Basic EPS (cents)	**37.8**	35.9	5.3
Normalised EPS (cents)	**15.8**	14.4	9.7

Cash Flow

Net operating cash flow was $207.2 million compared with $342.0 million in the previous corresponding period, a decrease of 39.4%. Normalised operating cashflow before interest, tax and dividends of $431.0 million represents 80.0% of EBITDAS compared with 77.0% in the prior half year period.

The calculation of normalised operating cashflow is provided in the table below.

Net interest paid of $22.3 million was 27.1% lower.

Capital spending and investments amounted to $171.8 million. The bulk of this expenditure relates to the CUB capacity expansion of the Yatala Brewery in Queensland. Total investment expenditure of $61.2 million relates mainly to Lensworth payments for prior period property acquisitions, additional outside equity interests acquired in Sobemab, Matua Valley Wines and Samoa Breweries and the CUB purchase of the Koala Springs water business.

Cash Flow Highlights

6 months to 31 December	2004 $m	2003 $m	% Change
EBITDAS	562.6	602.1	(6.6)
Vineyard operating expenses	(24.1)	(55.3)	
Other non-cash items	6.8	15.6	
Working capital change	(202.7)	(48.9)	
Operating cash flow before interest and tax	**342.6**	**513.5**	(33.3)
Net interest paid	(22.3)	(30.6)	
Tax paid	(115.4)	(140.9)	
Dividends received	2.3	-	
Net operating cash flows	**207.2**	**342.0**	(39.4)
One-off (receipts)/payments	62.7	(55.1)	
Discontinued operations	25.7	(50.0)	
Normalised net operating cash flows	**295.6**	**236.9**	24.8
Capital expenditure	(110.5)	(93.2)	
Investments	(30.9)	(101.5)	
Discontinued operations	(30.4)	(13.8)	
Capital expenditure and investments	**(171.8)**	**(208.5)**	
Asset sale proceeds	145.4	7.3	
Business sales proceeds	781.7	1,323.5	
Net loan repayment proceeds	2.5	4.7	
Final dividend from previous period	(160.9)	(169.0)	

Balance Sheet

Exchange Rates

Balance sheet items denominated in US dollars have been translated at the 31 December 2004 closing exchange rate of $A1 = US$.7822 (2003: $A1 = US$.7509). The average exchange rate used for profit and loss purposes was $A1 = US$.7307 (2003: $A1 = US$.6879).

Debt and Gearing

Net debt, comprising borrowings less cash in the bank, reduced from $1,662.2 million to $810.3 million in the six month period from 30 June 2004 mainly due to the proceeds received in December on disposal of Lensworth.

EBITAS interest cover was 14.0 times. Gearing (net debt to total shareholders' funds) was 16.4%, down from 36.1% at 30 June 2004 and slightly higher than 14.4% in the previous corresponding period.

Net Assets

Net Assets increased by $350.8 million since 30 June 2004 to $4,951.0 million mainly due to the gain on disposition of Lensworth.

Currency Management & Treasury

Foster's restructured a portion if its debt and interest rate portfolio during the period with the Group successfully pricing a US$300 million offering of 4.875% notes, due October 1 2014. The net proceeds from the offering were used to repurchase US$118.65 million (or 59.3%) of the company's outstanding US$200 million 6.75% notes due November 2005, €120 million (or 40%) of its March 2005 5.75% €300 million notes and US$40 million (or 8%) of its outstanding June 2011 6.875% US$500 million notes.

71% of the Group's total debt is denominated in US Dollars. Foster's has a transactional hedge book that expires at the end of fiscal 06. Post this, the Group's policy will be to manage hedging on a Group wide net basis.

Capital & Portfolio Management

Capital management activities during the period included the on-market purchase of 28.7 million shares. In March 2004, shareholder approval was obtained for the purchase of up to an additional 200 million shares, with stated intent to purchase up to 125 million shares. Since this date, a total of 39.2 million shared have been purchased. The share buy-back program has been suspended due to the Group's bid for all of the outstanding shares of Southcorp Limited.

The divestment of the Lensworth Property group was completed during the period for gross proceeds of $848.0 million and a significant post-tax gain of $454.2 million. This sale represents the divestment of the final non-core asset in the Foster's premium beverages portfolio.

AASB 1047 - International Financial Reporting Standards

Foster's will be required to adopt the Australian equivalents to International Financial Reporting Standards (AIFRS) in its first fully compliant financial statements for the year ended 30 June 2006. The Note to the Accounts (Note 13) in the 2005 half year Financial Report outline the key areas of accounting policy change as they relate to Foster's. At this stage, it is not expected the company will be in a position to provide a quantification of the impacts.

Operating Review

Divisional EBITAS Summary

6 months to 31 December	2004 $m	2003 $m	% Change
Carlton and United Beverages	**317.5**	289.3	9.7
Foster's Brewing International	**23.1**	21.9	5.5
Wine Trade	**137.2**	142.1	(3.4)
Wine Clubs and Services	**30.4**	40.3	(24.6)
Beringer Blass Wine Estates	**167.6**	182.4	(8.1)
Corporate	**(31.7)**	(25.2)	(25.8)
Continuing Businesses	**476.5**	468.4	1.7
Discontinued Operations	**24.1**	58.4	
EBITAS	**500.6**	526.8	(5.0)
SGARA	**(4.0)**	(33.6)	
EBITA	**496.6**	493.2	0.7
Amortisation	**(34.2)**	(25.0)	
EBIT	**462.4**	468.2	(1.2)

Carlton and United Beverages (CUB)

Carlton and United Beverages operates Foster's Australian multi-beverage business consisting of beer, pre-mixed spirits, spirits, popular table wine, cider, juices and other non-alcohol drinks.

6 months to 31 December	2004 $m	2003 $m	% Change
Alcohol Volumes (000' 9L cases)	**57,584**	57,738	(0.3)
Beer Volumes (000' 9L cases)	**54,294**	55,038	(1.4)
Net Sales Revenue	**1,002.2**	943.6	6.2
EBITA – Continuing Business	**317.5**	289.3	9.7
EBITA/NSR Margin (%)	**31.7**	30.7	1.0 pts
Normalised OCFPIT/EBITDA (%)	**80.0**	88.6	(8.6) pts
EBITA - Discontinued operations (ALH)*	**-**	39.5	

*Divested via IPO on 5 November 2003

CUB continued to deliver strong growth in revenue, earnings and margins. Net Sales Revenue increased 6.2% to over $1.0 billion and continuing business EBITA increased 9.7% to $317.5 million.

The major factors contributing to the result included the following:

- Total alcohol volumes declined 0.3% driven by lower beer volumes in a declining beer market.
- Continued growth in the Premium/Import and Mid-Strength segments were offset by lower volumes in the Regular and Light segments. Noteworthy were strong volume gains for Carlton Draught (up 20%), Carlton Midstrength, and premium imported brands, Corona and Stella Artois.
- RTD volumes grew an impressive 34% with Cougar and Black Douglas RTD volumes up 53% and 30% respectively. Glass Spirit volumes increased 13.5% to 460,000 cases and CUB's wine offering, Half Mile Creek, reached 133,000 cases for the half.
- Continued mix shift towards premium (domestic and imports) products and pricing gains for the domestic beer business.
- A strengthening in on premise performance with draught beer, Half Mile Creek and Pure Blonde all contributing positively.
- Improvements in manufacturing costs across the business due to both ongoing cost management and early supply chain optimisation benefits. Total costs grew at 4.7% against revenue growth of 6.2%. Adjusting for changes in mix, COGS increased at a rate below inflation.
- Increased investment in consumer marketing and innovation initiatives. These initiatives were spread across the total beverage portfolio and included innovative new products like Sass and Pure Blonde. INova – Foster's Australasian Consumer Insights Group – was successfully established during the period.
- Establishment of a premium on premise account team that spans CUB and BBWE Trade Australia, and continued rationalisation of sponsorship activities.
- The capacity expansion of Yatala Brewery (Queensland) (from 2.3 million hectolitres per annum to 4.5 million hectolitres per annum) will be completed in February, on budget and ahead of time. The Kent Brewery (NSW) completed its last production run in January 2005. As already flagged, changes to CUB's manufacturing footprint will deliver $17 million per annum of ongoing cost savings.
- CUB Operating Cashflow increased 4.4% to $270.7 million. Normalised OCFPIT / EBITDA stands at 80.0% down from 88.6%, due mainly to a planned increase in inventories to cater for the transfer of production to the Yatala brewery in Queensland.

Foster's Brewing International (FBI)

Foster's Brewing International is responsible for the management of Foster's brand equity globally, the operational businesses in Asia, international beer exports and the multi-beverages platform in the Greater Pacific.

6 months to 31 December	2004 $m	2003 $m	% Change
Volume (000' 9L cases)*	**54,805**	55,443	(1.2)
Net Sales Revenue (including royalties and Joint Venture income)	**129.3**	130.1	(0.6)
EBITA	**23.1**	21.9	5.5
EBITA/NSR Margin (%)	**17.9**	16.8	1.1 pts
OCFPIT/EBITDA (%)	**69.3**	103.5	(34.2) pts
*Includes non beer volumes			

- In spite of a competitive pricing environment, FBI EBITA increased 5.5% to $23.1 million. Reduced overheads and increased contribution from the multi-beverage business in New Zealand offset the impact of volume declines.
- Trading conditions in the key markets for Foster's are competitive, with total volume decline of 1.2% primarily driven by aggressive competitor pricing activity in the UK off trade during the peak selling Christmas period.
- Volume growth in Asian operations has been in the lower margin local brands, and lower pricing and volumes have impacted on performance in the Australian Duty Free channel.
- *Operating cashflow was impacted by changes to excise laws in the Pacific as well as* early settlement of deferred sales tax in India.
- At the Group level, a significant item has been recognised against the investment in Foster's USA LLC of $23.7 million before tax, based on current earnings estimates. FBI management continues to work with SABMiller to improve performance of the Foster's brand in North America.

Beringer Blass Wine Estates (BBWE)

Beringer Blass Wine Estates (BBWE) operates Foster's global wine businesses, which includes Wine Trade and Wine Clubs and Services.

Wine Trade

The BBWE Wine Trade division includes all wine sold through traditional wine trade channels in Asia Pacific, North America and UK / Europe.

6 months to 31 December	2004 $m	2003 $m	% Change
Wine Trade			
Volume (000' 9L cases)	**9,696**	8,645	12.2
Net Sales Revenue (A$m)	**644.7**	610.1	5.7
EBITAS (A$m)	**137.2**	142.1	(3.4)
EBITAS / Net sales revenue (%)	**21.3**	23.3	(2.0) pts
At Constant Exchange Rate[1]			
Net Sales Revenue	**644.7**	586.7	9.9
EBITAS	**137.2**	136.9	0.2

- Wine Trade delivered EBITAS of $137.2 million, down 3.4%. Excluding foreign exchange movements, EBITAS grew marginally, reflecting a significant increase in brand building investment to stimulate brand awareness and sales growth.
- This increase in brand investment effectively equates to 8 percentage points of EBITAS growth being re-invested back into the business.
- The Wine Trade OCFPIT / EBITDAS ratio of 76.9% is a 14.9 percentage point increase over the prior period.
- Global Wine Trade volumes increased by 12.2%. All regions delivered strong growth ahead of the total wine category in respective markets.
- The core global brands, Wolf Blass and Beringer, performed well during the period. Wolf Blass, in particular, performed strongly, growing 39% by volume. Wolf Blass recorded gains in all regions well ahead of the market and at premium price points. Beringer grew by 5% led by growth in Beringer Stone Cellars of 9%.
- Consistent with the Wine Trade Operational Review plan, some dilution of unit revenues occurred, due to successful market share gains in higher-volume, lower-price segments.
- EBITAS margins remain strong at 21.3% despite the significantly increased brand investment.
- BBWE made significant progress against initiatives outlined as part of the Wine Trade Operational Review in June 2004. Initiatives to grow revenue through increased investment in brand building and innovation stimulated volume and revenue growth ahead of the category in all regions and several new products were launched successfully. Supply chain initiatives are tracking on or ahead of plan in relation to supply/demand balance, asset divestments, operational efficiencies, and globally aligned processes. Capability has been significantly developed across all functions, particularly global supply chain, brand marketing and innovation.

[1] Half year 04 results restated based on half year 05 actual exchange rates

Wine Trade – North America

Wine Trade Americas encompasses the sale of BBWE's global portfolio of wines in the North American markets.

6 months to 31 December	2004 $m	2003 $m	% Change
Wine Trade Americas			
Volume (000' 9L cases)	**6,332**	5,977	5.9
Net Sales Revenue (A$m)	**423.3**	427.7	(1.0)
EBITAS (A$m)	**80.5**	88.6	(9.1)
EBITAS / Net sales revenue (%)	**19.0**	20.7	(1.7) pts
At Constant Exchange Rate[1]			
Net Sales Revenue	**423.3**	402.7	5.1
EBITAS	**80.5**	83.2	(3.2)

- In addition to progressing supply chain initiatives, the Trade North America region performed solidly in the market.
- Shipment volumes increased 5.9% with overall distributor depletions growing at +6.7% for the half, ahead of Californian wine category growth in the US of 3%, as measured by Gomberg Fredrickson (11 months ended November 2004). Distributor inventories further reduced in the period.
- Net sales revenue declined 1.0% to $423.3 million. Excluding foreign exchange movements, net sales revenue increased 5.1%.
- The Beringer brand achieved modest growth, with Stone Cellars growing at mid single-digit rate. The Beringer above US$10 category performed very strongly. Beringer Blush was steady, a solid performance in a declining segment, whilst Beringer Founders' Estate grew moderately in a declining category. New packaging initiatives will be introduced in the second half and the brand will enjoy further marketing support.
- Meridian continued to decline and remains an area of management focus, with new packaging and increased support planned for the second half.
- Consistent with the Beringer above US$10 category, the super premium and luxury portfolios performed strongly, particularly Chateau St. Jean and Stag's Leap. Wolf Blass grew strongly in both the US and Canadian markets.
- EBITAS declined 9.1% to $80.5 million, or 3.2% at constant exchange rates.

[1] Half year 04 results restated based on half year 05 actual exchange rates

Wine Trade – Asia Pacific

Asia Pacific Wine Trade sells BBWE's global portfolio of wines in the Asia Pacific Region.

6 months to 31 December	2004 $m	2003 $m	% Change
Wine Trade Asia Pacific			
Volume (000' cases)	**2,282**	1,956	16.7
Net Sales Revenue (A$m)	**158.4**	137.3	15.4
EBITAS (A$m)	**47.5**	43.5	9.2
EBITAS / Net sales revenue (%)	**30.0**	31.7	(1.7) pts

- Trade Asia Pacific again delivered double-digit volume and revenue growth and maintained world-class margins.
- BBWE growth rates (volume and value) continued to significantly exceed the total wine category and premium bottled segment growth rates in Australia, which coincided around 3-4% (source: AC Nielsen). All sub-regions (Australia, Asia and New Zealand) performed strongly.
- Volume growth was driven by continued support for core brands. Wolf Blass volumes grew mid-teens, and the brand has become the number 1 bottled wine by both volume and value in Australia (MAT 31 December AC Nielsen). Yellowglen continued to build on its leadership position in the sparkling category, with volumes up in excess of 20%, driven by effective marketing support and innovation. The regional brand portfolio also grew strongly with Annie's Lane, Ingoldby, and Saltram all recording double-digit growth.
- EBITAS increased 9.2%, tracking below volume and revenue growth, reflecting a planned increase in marketing spend during the period.

Wine Trade – Europe

BBWE's Europe Trade business includes sales of BBWE's global portfolio of wines to the UK and European markets.

6 months to 31 December	2004 $m	2003 $m	% Change
Wine Trade Europe			
Volume (000' cases)	**1,082**	712	52.0
Net Sales Revenue (A$m)	**63.0**	45.1	39.7
EBITAS (A$m)	**9.2**	10.0	(8.0)
EBITAS / Net sales revenue (%)	**14.6**	22.2	(7.6) pts
At Constant Exchange Rate			
Net Sales Revenue	**63.0**	46.5	35.5
EBITAS	**9.2**	10.2	(9.8)

- Trade Europe made excellent progress towards building meaningful scale, delivering solid volume and revenue gains.
- Volume growth of 52% was driven by performance in the UK and Irish markets. UK volumes reflect wider distribution presence and increased rates of sale, particularly for Wolf Blass and Eaglehawk. Wolf Blass is the only top 10 Australian wine brand retailing above £6 on average.
- Revenue growth was below volume growth due to changes in channel and product mix, due in particular to increased sales of Eaglehawk, Beringer White Zinfandel and Stone Cellars By Beringer.
- EBITAS declined 8.0% to $9.2 million, tracking below volume and revenue growth. This was primarily as a result of the planned increase in brand investment and infrastructure to develop scale in the region, and also due to mix changes towards the lower priced Wolf Blass, Eaglehawk and Stone Cellars ranges.

Wine Clubs & Services

Foster's Wine Clubs division sells wine directly to over one million members through its various wine clubs worldwide. The major components of the Clubs' business include Cellarmaster (Australia), Pallhuber (Germany), BDVI (Netherlands and Belgium), Windsor and International Wine Accessories (United States), Cardmember (New Zealand) and Cellarmaster (CH/DE) (Switzerland and Germany). Foster's Wine Services division provides services to the wine industry, including contract bottling, warehousing, distribution and the supply of wine packaging materials. Businesses are located in Australia, New Zealand and France.

The management of Wine Clubs and Services has been reorganised on a regional basis with management teams now in place for Clubs & Services in Asia Pacific, Europe and the Americas. This change has been made to ensure synergistic opportunities available on a regional basis are fully captured amongst these businesses. As a result of this change, Wine Clubs & Services will now be reported on a combined basis. Wine Clubs accounts for approximately 75% of the current period EBITAS for the Clubs and Services division.

6 months to 31 December	2004 $m	2003 $m	% Change
Wine Clubs & Services			
Volume (000' cases)	**1,467**	1,539	(4.7)
Net Sales Revenue (A$m)[3]	**304.2**	307.7	(1.1)
EBITAS (excl SGARA) (A$m)	**30.4**	40.3	(24.6)
EBITAS / Net sales revenue (%)	**10.0**	13.1	(3.1) pts

Wine Clubs and Services EBITAS declined by 24.6% against the prior period, a very disappointing result.

Both of these businesses are subject to a comprehensive business improvement programme, and new management structures and teams have been put in place over recent months. The key priorities in F05 are to stabilise the businesses and improve organisational capability.

The major factors contributing to the result included the following:

Wine Clubs

- A reduced contribution from the Wine Clubs business due mainly to reduced sales volumes in the Cellarmaster business (Australia) where despite membership levels being maintained, costs of customer acquisition have increased and customer response rates have declined.
- Volumes were in line with or ahead of prior year for all other major clubs including Pallhuber (Germany), Cardmember (New Zealand), BDVI (Netherlands & Belgium) and Windsor (United States). Total ongoing membership levels remained in line with the prior year.
- The performance of Cellarmaster (Australia) was also affected by increases in wine tax associated with amendments to wine industry subsidy arrangements.

Wine Services

- Reduced contribution from the Wine Services business as a result of the loss of some major contract bottling customers in the second half of F04 and reduced cork and packaging materials margins. Contract bottling volumes have, however, increased as the business has substantially increased the level of bottling undertaken on behalf of the BBWE Trade division.

Lensworth

Lensworth was the Group's urban residential property business which contributed EBITA of $24.1 million prior to being sold on 9 December 2004. This compares with $18.9 million for the 6 months period in HY04.

[3] Wine Clubs and Services Net Sales Revenue (NSR) includes inter-segment NSR of $36.6 million. Total BBWE net sales revenue excluding inter-segment revenue is $912.3 million (refer Note 2 Operating Revenue of the financial report).

The Directors present their report on the consolidated entity comprising Foster's Group Limited and the entities it controlled at the end of, or during, the half year ended 31 December 2004.

PRINCIPAL ACTIVITIES

The principal activities of the Group during the period were the production and marketing of alcoholic beverages.

In December 2004 the Group successfully divested the Lensworth property business for gross proceeds of $848.0 million. This sale represents the divestment of the final non-core asset in the Foster's premium beverages portfolio.

REVIEW OF OPERATIONS

The consolidated net profit of the Group, after income tax expense and outside equity interests was $757.0 million, a 0.9% decrease on the previous corresponding period result of $764.1 million. The current period result included significant items which totalled a net gain after tax of $461.7 million. The prior period result included a significant gain after tax of $464.3 million.

Earnings before interest, tax, amortisation and significant items (EBITA) increased 0.7% to $496.6 million, compared with $493.2 million in the previous corresponding period. The EBITA contribution from each operating divisions was as follows:

- CUB Beverages EBITA increased by 9.7% to $317.5 million compared with $289.3 million in the previous corresponding period.
- International beer contributed $23.1 million, an increase of 5.5% over the previous corresponding period of $21.9 million.
- Wine business EBITA was $163.6 million compared with $148.8 million in the previous corresponding period, an increase of 9.9%.
- Corporate division costs before tax were $31.7 million, an increase of 25.8% over the previous corresponding period of $25.2 million.
- The Lensworth property business was divested on 9 December 2004 and has been reported as a discontinued operation. This business contributed current period EBITA of $24.1 million, compared with $18.9 million for the previous six month period to 31 December 2003.
- The comparative half year period included the Leisure and Hospitality business as a discontinued operation contributing EBITA of $39.5 million prior to the divestment of this business in November 2003.

SIGNIFICANT ITEMS

The net significant gain for the period of $462.6 million before tax ($461.7 million after tax) comprises the following items:

- Sale of the Lensworth property business for proceeds of $848.0 million with a resulting profit before tax of $459.5 million ($454.2 million after tax);
- Profit on sale of the 10.0% investment in Australian Leisure and Hospitality Limited of $55.4 million (nil tax expense applicable), offset by;
- A provision against the carrying value of the investment in Foster's USA partnership of $23.7 million (nil tax expense applicable);
- A provision against goodwill of the Sobemab bottling business of $13.9 million (nil tax expense applicable), and;
- A recoverable amount write down to Australian beer assets of $14.7 million ($10.3 million after tax) arising from a current period review of the remaining useful life of assets affected by the 2003 Operational review, largely associated with the closure of the Kent Brewery in Sydney.

The previous corresponding period included a net significant gain before tax of $401.5 million ($464.3 million after tax) comprising:

- Sale of the Australian Leisure and Hospitality business for proceeds of $1.5 billion with a resulting profit before tax of $545.5 million ($545.6 million after tax) reported for the 2003 half year, offset by;
- Costs in the Wine division of $119.0 million before tax ($63.2 million after tax) mainly relating to a write-down of excess wine inventory, the closure costs of three South Australian winemaking and storage facilities, the divestment of the UK Clubs business and other European wine business rationalisation.
- International beer costs of $3.0 million before tax ($2.0 million after tax) mainly associated with contractual arrangements.
- Corporate costs of $22.0 million before tax ($16.1 million after tax) mainly comprising a recoverable amount write-down to Group IT assets and additional company superannuation contributions.

SHARES

Movement in shares during the period were as follows:

Movement in Contributed Equity	**Number of ordinary fully paid shares 'million**	**$m**
Balance at 1 July 2004	2,008.8	3,570.7
On-market buy-back	(28.7)	(142.1)
Dividend reinvestment plan	10.6	48.9
Options exercised	0.5	1.1
Long term incentive plan	1.1	-
Employee share plans	-	0.3
Balance at 31 December 2004	1,992.3	3,478.9

A shareholders meeting was held in March 2004 where shareholders approved the repurchase of up to 200.0 million ordinary shares. Subject to market conditions the Company announced its intention to repurchase up to 125.0 million ordinary shares through an on-market share buy-back. During the 2004 financial year 10.5 million ordinary shares were purchased by the Company as part of this on-market buy-back program at a cost of $47.1 million.

During the 2005 half year financial period, 28.7 million ordinary shares were purchased by the Company at a cost of $142.1 million. The shares were bought back at prices ranging between $4.55 and $5.50 per share, at an average price of $4.94 per share. Since the March 2004 shareholders meeting a total of 39.2 million ordinary shares have been bought back at prices ranging between $4.33 - $5.50 per share, at an average price of $4.82 per share.

The 2003/2004 final dividend of $209.9 million (10.5 cents per ordinary share) was paid on 1 October 2004. Dividend reinvestment plan participation resulted in 10.6 million ordinary shares being issued at $4.62 per share, increasing share capital by $48.9 million.

In September 2004, Mr ET Kunkel, a former member of the Board and former President and Chief Executive Officer, exercised options held over 500,000 unissued ordinary shares, at an exercise price of $2.12 per share resulting in proceeds to the Company of $1.1 million. Mr Kunkel retains options over 750,000 unissued ordinary shares at an exercise price of $2.12 per share.

In accordance with the terms of the Long Term Incentive Plan (LTIP), the 2000 year offer of the LTIP satisfied the performance conditions of that offer and each participant received the minimum number of shares under their entitlement. This resulted in 1.1 million fully paid ordinary shares being issued at nil cost.

Under the terms of the International Employee Share Plan, a total of 65,710 fully paid ordinary shares were issued during the period. These shares were issued at a fifty cents per share discount to the applicable weighted average market price at the time of issue to eligible employees, at a price which ranged between $4.22 to $4.24 per share.

SUBSEQUENT EVENTS

On 13 January 2005 the Company announced the cash purchase of an 18.8% interest in Southcorp Limited (Southcorp) from Southcorp's largest shareholder, Reline Investments Pty. Ltd. for $4.17 per share, at a value of $584.0 million. On 17 January 2005 the Company announced its intention to launch a conditional off-market takeover offer for the shares of Southcorp that it does not already own at a price of $4.17 per share.

As a result of this takeover offer the on-market buy-back activity has been suspended until further notice.

AUDITOR INDEPENDENCE

The external auditor has provided a written statement that no professional engagement for the Group has been carried out which would impair their independence as auditor. The auditors' independence declaration is attached as part of this report.

DIVIDENDS

The Directors have declared an interim dividend of 9.25 cents per ordinary share, an increase of 5.7% from the 8.75 cents per share for the previous corresponding period.

DIRECTORS

The members of the Board of Directors of Foster's Group Limited who held office during the whole of the half year and up to the date of this report are as follows:

F J Swan	*Chairman*
M L Cattermole, AM	
D A Crawford	
B Healey	
G W McGregor, AO	
T L O'Hoy	*President and Chief Executive Officer*
M G Ould	

ROUNDING

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. In accordance with that Class Order, reported amounts have been rounded to the nearest tenth of one million dollars.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne this 8th day of February 2005.

Frank J. Swan
Chairman

Trevor L. O'Hoy
President and Chief Executive Officer

AUDITORS' INDEPENDENCE DECLARATION TO THE DIRECTORS OF FOSTER'S GROUP LIMITED

As lead auditor for the review of Foster's Group Limited for the half year ended 31 December 2004, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Foster's Group Limited and the entities it controlled during the period.

Con Grapsas
Partner
PricewaterhouseCoopers

Melbourne
8 February 2005

Statement of Financial Performance

	Note	Consolidated 2004 $m	2003 $m
Net sales revenue	2	**2,030.1**	2,260.4
Cost of sales		**(1,062.0)**	(1,169.6)
Gross profit		**968.1**	1,090.8
Other operating revenue	2	**1,147.4**	1,506.9
Selling expenses		**(176.5)**	(195.0)
Marketing expenses		**(192.3)**	(182.9)
Distribution expenses		**(37.7)**	(35.3)
Administration expenses		**(294.8)**	(328.0)
Other expenses	3	**(492.2)**	(986.9)
Share of net profits of associates and joint ventures accounted for using the equity method		**3.0**	0.1
Earnings before interest and income tax		**925.0**	869.7
Interest revenue		**39.5**	74.7
Borrowing expenses		**(75.2)**	(108.7)
Net interest expense		**(35.7)**	(34.0)
Profit from ordinary activities before income tax		**889.3**	835.7
Income tax expense		**(128.9)**	(67.5)
Net profit		**760.4**	768.2
Net profit attributable to outside equity interest		**(3.4)**	(4.1)
Net profit attributable to members of Foster's Group Limited		**757.0**	764.1
Exchange differences on translation of financial report of foreign controlled entities, net of hedging		**(97.9)**	(136.3)
Total revenues, expenses and valuation adjustments attributable to members of Foster's Group Limited and recognised directly in equity		**(97.9)**	(136.3)
Total changes in equity other than those resulting from transactions with owners as owners		**659.1**	627.8
Earnings per share (cents)	6		
Basic		**37.8**	35.9
Diluted		**37.8**	35.9

The statement of financial performance should be read in conjunction with the accompanying notes.

Statement of Financial Position

	Note		Consolidated	
		Dec 2004	Jun 2004	Dec 2003
		$m	$m	$m
Current assets				
Cash assets		**1,390.5**	709.6	1,499.2
Receivables		**858.5**	692.1	1,521.4
Inventories		**972.4**	1,054.8	1,058.3
Other financial assets		**-**	0.1	-
Other current assets		**55.9**	55.8	45.9
Total current assets		**3,277.3**	2,512.4	4,124.8
Non-current assets				
Receivables		**72.4**	82.8	90.0
Inventories		**286.0**	552.6	551.8
Investments accounted for using the equity method	10	**61.2**	91.3	78.5
Other financial assets		**0.3**	76.9	79.4
Property, plant and equipment		**2,079.6**	2,142.5	1,977.6
Agricultural assets		**243.9**	265.3	282.4
Intangible assets		**2,139.4**	2,285.8	2,254.3
Deferred tax assets		**308.1**	387.0	276.5
Other non-current assets		**58.3**	46.5	31.9
Total non-current assets		**5,249.2**	5,930.7	5,622.4
Total assets		**8,526.5**	8,443.1	9,747.2
Current liabilities				
Payables		**794.8**	722.0	2,106.4
Interest bearing liabilities		**772.9**	1,112.2	256.7
Current tax liabilities		**11.1**	53.9	123.6
Provisions		**112.1**	172.1	105.5
Total current liabilities		**1,690.9**	2,060.2	2,592.2
Non-current liabilities				
Payables		**83.4**	126.4	130.0
Interest bearing liabilities		**1,427.9**	1,259.6	1,926.8
Deferred tax liabilities		**297.5**	307.8	271.8
Provisions		**75.8**	88.9	73.9
Total non-current liabilities		**1,884.6**	1,782.7	2,402.5
Total liabilities		**3,575.5**	3,842.9	4,994.7
Net assets		**4,951.0**	4,600.2	4,752.5
Equity				
Shareholders' interest				
Contributed equity	8	**3,478.9**	3,570.7	3,669.1
Reserves		**(173.7)**	(75.8)	(107.0)
Retained profits	9	**1,607.6**	1,060.5	1,143.4
Total parent entity interest		**4,912.8**	4,555.4	4,705.5
Outside equity interests in controlled entities		**38.2**	44.8	47.0
Total equity		**4,951.0**	4,600.2	4,752.5

The statement of financial position should be read in conjunction with the accompanying notes.

	Notes	Consolidated 2004 $m Inflows/ (Outflows)	2003 $m Inflows/ (Outflows)
Cash flows from operating activities			
Receipts from customers		**2,790.7**	3,248.5
Payments to suppliers, governments and employees		**(2,448.1)**	(2,735.0)
Dividends received		**2.3**	-
Interest received		**64.4**	83.7
Borrowing costs		**(86.7)**	(114.3)
Income taxes paid		**(115.4)**	(140.9)
Net cash flows from operating activities		**207.2**	342.0
Cash flows from investing activities			
Payments to acquire controlled entities (net of cash balances acquired)		**(8.1)**	-
Payments to acquire outside equity interest in controlled entities		**(22.7)**	(22.0)
Payments for property, plant, equipment and agricultural assets		**(110.6)**	(104.0)
Payments for acquisition of investments and other assets		**(30.4)**	(82.5)
Net proceeds from repayment of loans		**2.5**	4.7
Proceeds from sale of property, plant and equipment		**13.5**	7.3
Proceeds from sale of investments and other assets		**131.9**	-
Proceeds from sale of controlled entities		**781.7**	1,323.5
Net cash flows from investing activities		**757.8**	1,127.0
Cash flows from financing activities			
Payments for shares bought back		**(148.0)**	(77.0)
Proceeds from issue of shares and exercise of options		**1.2**	0.3
Proceeds from borrowings		**471.4**	13.5
Repayment of borrowings		**(442.8)**	(70.2)
Distributions to outside equity interest		**(1.2)**	(0.7)
Dividends paid	7	**(160.9)**	(169.0)
Net cash flows from financing activities		**(280.3)**	(303.1)
Total cash flows from activities		**684.7**	1,165.9
Cash at the beginning of the year		**706.8**	337.6
Effects of exchange rate changes on foreign currency cash flows and cash balances		**(3.2)**	(6.5)
Cash at the end of the year		**1,388.3**	1,497.0

The statement of cash flows should be read in conjunction with the accompanying notes.

Non cash financing activity: Dividend reinvestment plan participation resulted in 10.6 million (2003: 11.0 million) ordinary shares being issued increasing share capital by $48.9 million (2003: $48.5 million).

In October 2003, exchangeable bonds expired resulting in the conversion of $531.2 million or 89.3% of the face value of the bonds into ordinary shares, increasing issued equity by 6% or $125.4 million ordinary shares.

Notes to the Financial Statements

Note 1 Basis of Preparation

This general purpose financial report for the interim half year reporting period ended 31 December 2004 has been prepared in accordance with Accounting Standard AASB 1029 Interim Financial Reporting, and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) of the Australian Accounting Standards Board and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2004 and any public announcements made by Foster's Group Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001. The accounting policies adopted in this half year report are consistent with those of the previous corresponding period and the last annual report.

Note 2 Operating Revenue

	Consolidated	
	2004	2003
	$m	$m
Net Sales Revenue	**2,030.1**	2,260.4
Other Operating Revenue	**1,147.4**	1,506.9
Interest revenue	**39.5**	74.7
Total Operating Revenue	**3,217.0**	3,842.0
Net sales revenue comprises:		
net beer sales (excluding royalties)	**1,107.3**	1,049.1
net w ine sales	**912.3**	895.2
royalties	**20.6**	23.9
	2,040.2	1,968.2
inter-segment sales	**(10.1)**	(8.4)
continuing operations	**2,030.1**	1,959.8
discontinued operations	**-**	321.9
inter-segment sales	**-**	(21.3)
Net sales revenue	**2,030.1**	2,260.4
Other operating revenue comprises:		
property	**88.1**	101.4
dividends	**2.3**	-
rent	**0.2**	1.2
sale of assets/investments	**145.4**	7.3
proceeds on sale of controlled entities	**810.0**	1,305.4
SGARA	**6.7**	4.7
other income	**103.7**	97.1
inter-segment sales	**(9.0)**	(10.2)
Other operating revenue	**1,147.4**	1,506.9
Comprising:		
Continuing	**248.1**	95.1
Discontinuing	**899.3**	1,411.8
	1,147.4	1,506.9

Sales revenue is net of trade discounts and volume rebates and after deducting excise and other duties and taxes.

Net sales includes amounts for freight charged to customers. Net beer sales revenue includes the sale of spirits, ciders, water and certain wine products. Other income mainly includes CUB non-alcoholic beverage income, sales by Capital Liquor (a division of CUB), hop extract sales, bio-resources income and wine club membership fees.

SGARA revenue is the net market value increment in vines and grapes in accordance with AASB 1037 'Self-Generating and Regenerating Assets'.

Note 3 Significant Items

Individually significant items included in profit from ordinary activities before income tax:

	Consolidated	
	2004	2003
	$m	$m
(tax effect nil unless otherwise stated)		
Divestment of Lensworth (tax expense applicable $5.3 million)	**459.5**	-
Sale of 10% shareholding in Australian Leisure and Hospitality Limited (ALH)	**55.4**	-
Divestment of ALH (2003: tax benefit applicable $0.1 million)	**-**	545.5
Australian Beer recoverable amount write-down to assets affected by the 2003 Operational review (tax benefit applicable $4.4 million)	**(14.7)**	-
Sobemab goodwill recoverable amount write-down	**(13.9)**	-
Foster's USA partnership investment provision	**(23.7)**	-
Wine inventory write down (tax benefit applicable $38.9 million)	**-**	(73.9)
Other wine asset write downs, Australian vineyard rationalisation and other costs (tax benefit applicable $16.9 million)	**-**	(45.1)
International Beer costs and provisions (tax benefit applicable $1.0 million)	**-**	(3.0)
Additional superannuation fund contributions and Group IT asset write-downs (tax benefit applicable $5.9 million)	**-**	(22.0)
Total significant items (tax expense applicable $ 0.9 million; 2003 tax benefit applicable $62.8 million)	**462.6**	401.5

Significant Item expenditure has predominantly been disclosed in "other expenses" in the Statement of Financial Performance.

Notes to the Financial Statements

Note 4 Discontinued operations

Lensworth and Australian Leisure and Hospitality division (ALH) have both been recognised as discontinued operations, following the divestment of these businesses on 9 December 2004 and 5 November 2003 respectively. The continued retention of Lensworth and ALH and was not considered essential for the execution of the Group's premium branded beverage strategy.

	Dec 04 $m	Jun 04 $m	Dec 03 $m
Consolidated financial position information			
Cash assets	-	15.5	31.9
Receivables	-	0.7	0.6
Inventories	**20.9**	88.5	96.2
Other current assets	-	0.4	-
Total Current Assets	**20.9**	105.1	128.7
Receivables	-	1.9	-
Inventories	-	230.3	205.6
Property, plant and equipment	-	1.6	3.7
Intangible assets	-	1.0	1.3
Total Non-Current Assets	-	234.8	210.6
Total Assets	**20.9**	339.9	339.3
Payables	**25.3**	58.3	58.8
Provisions	**1.4**	2.6	1.9
Total Current Liabilities	**26.7**	60.9	60.7
Payables	-	-	-
Provisions	-	0.7	-
Total Non-Current Liabilities	-	0.7	-
Total Liabilities	**26.7**	61.6	60.7
Net Assets	**(5.8)**	278.3	278.6

	6 months ended	12 months ended	6 months ended
Consolidated financial performance information			
Net sales revenue	-	321.9	321.9
Cost of sales	-	(145.2)	(145.2)
Gross profit	-	176.7	176.7
Other operating revenue	**899.3**	1,568.8	1,411.9
Selling expenses	**(55.9)**	(239.3)	(81.4)
Marketing expenses	-	(9.5)	(9.5)
Administration expenses	**(9.3)**	(74.3)	(63.1)
Other expenses	**(350.5)**	(746.8)	(832.0)
Earnings before interest and income tax	**483.6**	675.6	602.6
Net interest expense	-	-	-
Income tax expense	-	-	-
Net profit	**483.6**	675.6	602.6
Consolidated cash flow information			
Receipts from customers	**89.3**	705.4	579.4
Payments to suppliers, governments and employees	**(114.7)**	(612.0)	(529.6)
Net Operating Cash Flows	**(25.4)**	93.4	49.8
Cash Flows Related to Investing Activities			
Proceeds from sale of controlled entities	**781.7**	1,311.6	1,323.5
Payment for purchases of property, plant and equipment	**(0.1)**	(11.0)	(10.8)
Payments for acquisition of investments and other assets	**(30.3)**	(4.0)	(3.0)
Proceeds from sale of property, plant and equipment	-	0.1	0.1
Net Investing Cash Flows	**751.3**	1,296.7	1,309.8
Net Financing Cash Flows	-	-	-
Transfer of cash from discontinued operations	**(732.0)**	(1,431.4)	(1,400.9)
Net increase/(decrease) in cash held	**(6.1)**	(41.3)	(41.3)

Note 5 Segment Results

	Total assets $m	Total liabilities $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Depreciation and amortisation expense $m	Non-cash expenses other than depreciation and amortisation $m
			2004		
Industry segments					
Australian Beer	**2,145.4**	**411.0**	**72.5**	**27.2**	**21.7**
International Beer	**226.6**	**25.8**	**4.0**	**4.6**	**27.6**
Wine	**4,196.2**	**391.6**	**49.9**	**61.5**	**19.5**
Corporate	**238.8**	**211.0**	**2.9**	**2.9**	**0.6**
Continuing operations	**6,807.0**	**1,039.4**	**129.3**	**96.2**	**69.4**
Discontinued operations	**20.9**	**26.7**	**0.1**	**-**	**32.9**
	6,827.9	**1,066.1**	**129.4**	**96.2**	**102.3**
Unallocated					
Cash/Interest bearing liabilities	**1,390.5**	**2,200.8**			
Deferred tax assets/tax provisions	**308.1**	**308.6**			
	8,526.5	**3,575.5**			
			2003		
Industry segments					
Australian Beer	2,020.1	387.6	46.3	24.8	3.7
International Beer	246.3	42.7	2.9	4.7	6.8
Wine	4,463.4	357.9	52.5	50.5	114.7
Corporate	934.3	1,566.9	3.5	6.0	20.9
Continuing operations	7,664.1	2,355.1	105.2	86.0	146.1
Discontinued operations	307.4	60.7	10.8	14.3	52.9
	7,971.5	2,415.8	116.0	100.3	199.0
Unallocated					
Cash/Interest bearing liabilities	1,499.2	2,183.5			
Deferred tax assets/tax provisions	276.5	395.4			
	9,747.2	4,994.7			

Notes to the Financial Statements

Note 5 Segment Results (continued)

	Total operating revenue $m	Inter segment sales $m	Net external operating revenue $m	Operating profit before income tax and significant items $m	Significant items $m	Profit from ordinary activities before income tax $m
			2004			
Industry segments						
Australian Beer	**1,218.4**	**-**	**1,218.4**	**313.6**	**40.7**	**354.3**
International Beer	**128.8**		**128.8**	**22.4**	**(23.7)**	**(1.3)**
Wine	**949.3**	**(19.1)**	**930.2**	**134.0**	**(13.9)**	**120.1**
Corporate	**0.8**		**0.8**	**(31.7)**	**-**	**(31.7)**
Continuing operations	**2,297.3**	**(19.1)**	**2,278.2**	**438.3**	**3.1**	**441.4**
Discontinued operations	**899.3**		**899.3**	**24.1**	**459.5**	**483.6**
	3,196.6	**(19.1)**	**3,177.5**	**462.4**	**462.6**	**925.0**
Unallocated						
Interest revenue			**39.5**			
Net interest expense				**(35.7)**		**(35.7)**
			3,217.0	**426.7**		**889.3**
			2003			
Industry segments						
Australian Beer	1,021.7	(31.5)	990.2	286.2	-	286.2
International Beer	132.1		132.1	21.2	(3.0)	18.2
Wine	918.6	(8.4)	910.2	128.9	(119.0)	9.9
Corporate	1.0		1.0	(25.2)	(22.0)	(47.2)
Continuing operations	2,073.4	(39.9)	2,033.5	411.1	(144.0)	267.1
Discontinued operations	1,733.8		1,733.8	57.1	545.5	602.6
	3,807.2	(39.9)	3,767.3	468.2	401.5	869.7
Unallocated						
Interest revenue			74.7			
Net interest expense				(34.0)		(34.0)
			3,842.0	434.2		835.7

The Group operates predominantly in the beverage industry, which includes the production and marketing of alcoholic beverages. The interest revenue and interest expense has not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Inter-segment pricing is on an arm's length basis. Discontinued operations comprise the Property division and Leisure and Hospitality division which were divested on 9 December 2004 and 5 November 2003 respectively.

Certain Lensworth assets and liabilities have been retained by the Group and disclosed in the Corporate segment. These amounts comprise a US based development property of $11.0 million (2003: $5.3 million) and amounts due to other creditors of $50.5 million (2003: $88.7 million) mainly for prior period property purchases.

Note 5 Segment Results (continued)

	Total assets $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Net external operating revenue $m
		2004	
Geographical segment			
Australia	**3,713.7**	**100.5**	**1,469.9**
Asia and Pacific	**236.9**	**6.2**	**137.0**
Europe	**415.4**	**11.2**	**194.6**
Americas	**2,441.0**	**11.5**	**476.7**
Continuing operations	**6,807.0**	**129.4**	**2,278.2**
Discontinued operations - Australia	**20.9**	**-**	**899.3**
	6,827.9	**129.4**	**3,177.5**
Unallocated			
Cash	**1,390.5**		
Deferred tax assets	**308.1**		
Interest revenue			**39.5**
	8,526.5	**129.4**	**3,217.0**
		2003	
Geographical segments			
Australia	4,257.3	72.3	1,355.2
Asia and Pacific	231.5	4.6	145.5
Europe	395.2	14.1	136.8
Americas	2,780.1	14.2	396.0
Continuing operations	7,664.1	105.2	2,033.5
Discontinued operations - Australia	307.4	10.8	1,733.8
	7,971.5	116.0	3,767.3
Unallocated			
Cash	1,499.2		
Deferred tax assets	276.5		
Interest revenue			74.7
	9,747.2	116.0	3,842.0

The aggregate share of net profits of associates and joint ventures accounted for using the equity method of $3.0 million (2003: $0.1 million) pertains predominantly to the International Beer industry segment. The aggregate carrying amount of investments in associates and joint venture partnerships is $61.0 million (2003: $78.5 million).

Notes to the Financial Statements

Note 6 Earnings Per Share

	2004	2003
Basic earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	**37.8**	35.9
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	**2,000,304**	2,128,436
Diluted earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	**37.8**	35.9
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	**2,001,112**	2,129,444

Comparatives have been restated to reflect the impact of bonus elements of shares.

Earnings reconciliation	**$m**	$m
Net profit	**760.4**	768.2
Net profit attributable to outside equity interest	**(3.4)**	(4.1)
Earnings used to calculate basic earnings per share	**757.0**	764.1
Earnings used to calculate diluted earnings per share	**757.0**	764.1

Note 7 Dividends

Date interim dividend payable	Monday, 4 April 2005
Record date for determining entitlements	Monday, 7 March 2005

Registrable transfers received by the Company at its principal register or any of its branch registers up to 5.00 pm on Monday 7 March 2005, if paper based, or by End of Day on that date if electronically transmitted by CHESS, will be registered before entitlements to the dividend are determined.

Computershare Investor Services Pty. Limited

Yarra Falls
452 Johnston Street
Abbotsford, Victoria, 3067
Australia

	2004	2003
	$m	$m
Interim dividend of 9.25 cents per ordinary share payable 4 April 2005 (2003: 8.75 cents per ordinary share paid 2 April 2004)	**184.4**	175.8
Amount of franking credits available for the subsequent year	**133.7**	178.9
Dividends during the period were:		
Paid in cash	**160.9**	169.0
Satisfied by the issue of shares under the dividend reinvestment plan	**48.9**	48.5
Employee share plan loan repayment	**0.1**	0.1
	209.9	217.6

Amount per security of foreign sourced dividends is nil.

All dividends have been or will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the subsequent period.

The above amount represents the balances of the franking accounts as at the end of the period, adjusted for income tax payable and franking credits that may be prevented from being distributed in the subsequent period. The balances of the franking accounts disclosed above are based on a tax rate of 30%.

The Company's dividend reinvestment plan (DRP) was reactivated for the 1999/00 final dividend and continues to be available to eligible shareholders. The new shares will be issued at an amount which is the weighted average price of ordinary shares in the Company sold on the Australian Stock Exchange during the five trading days up to and including the record date for the dividend.

The last date for receipt of election notices for participation in the 2004/2005 interim dividend under the DRP is Monday 7 March 2005.

The 2003 off-market buy-back, which included a fully franked dividend component of $2.19 per share totalling $366.0 million was paid on 6 January 2004.

Notes to the Financial Statements

Note 8 Contributed Equity

	Consolidated	
	2004	2003
	$m	$m
Paid up capital		
ordinary fully paid shares	**3,478.9**	3,669.1
Movements in Share Capital		
Opening balance		
- ordinary fully paid shares	**3,570.7**	3,511.9
- employee shares of $1 paid to 1.67 cents	**-**	-
	3,570.7	3,511.9
65,710 (2003: 5,199,356) ordinary fully paid shares issued to employees @ $4.22 to $4.24 (2003: @ $3.77 - $3.94 per share)	**0.3**	20.2
Dividend reinvestment plan - 10,589,974 @ $4.62 (2003: 11,006,264 @ $4.41 per share)	**48.9**	48.5
Conversion of exchangeable bonds Nil (2003: 125,392,627) ordinary fully paid shares (2003: @ $4.19 - $4.37)	**-**	531.1
Transfer to reserves of equity component of exchangeable bonds, as initially recognised at inception of the bonds	**-**	(63.2)
On-market share buy-back 28,743,340 shares @ $4.55 - $5.50 per share (2003: 16,960,283 shares @ $4.42 - $4.59 per share)	**(142.1)**	(76.6)
Off-market share buy-back Nil (2003: 167,107,552 shares @ $1.81 per share)	**-**	(302.8)
1,130,585 (2003: 4,080) shares issued pursuant to the Foster's Long Term Incentive Plan	**-**	-
Options exercised over 500,000 (2003: Nil) ordinary fully paid shares	**1.1**	-
Closing balance		
- ordinary fully paid shares	**3,478.9**	3,669.1
- employee shares of $1 paid to 1.67 cents	**-**	-
	3,478.9	3,669.1

Note 8 Contributed Equity (continued)

	2004 shares m	2003 shares m
opening balance		
- ordinary fully paid shares	**2,008.8**	2,072.6
- partly paid employee shares	**1.0**	1.0
	2,009.8	2,073.6
Employee Share Plans		
Nil (2003: 5,114,800) shares issued under Employee Share Plan	**-**	5.1
65,710 (2003: 84,556) shares issued under International Employee Share Plan	**-**	0.1
Dividend reinvestment plan		
- October 2004: 10,589,974 (October 2003: 11,006,264)	**10.6**	11.0
Conversion of exchangeable bonds	**-**	125.4
On-market share buy-back 28,743,340 (2003: 16,960,283)	**(28.7)**	(16.9)
Off-market share buy-back Nil (2003: 167,107,552)	**-**	(167.1)
1,130,585 (2003: 4,080) shares issued pursuant to the Foster's Long Term Incentive Plan	**1.1**	-
Options exercised over 500,000 ordinary fully paid shares	**0.5**	-
Closing balance		
- ordinary fully paid shares	**1,992.3**	2,030.2
- partly paid employee shares	**1.0**	1.0
	1,993.3	2,031.2

Note 9 Retained Earnings

	2004 $m	2003 $m
Consolidated retained earnings		
Retained earnings at the beginning of the year	**1,060.5**	910.7
Net profit attributable to members	**757.0**	764.1
Net transferred from/(to) reserves	**-**	(11.0)
Total available for appropriation	**1,817.5**	1,663.8
Ordinary dividends		
- final paid	**(209.9)**	(217.6)
- dividend component of off-market buy-back paid	**-**	(366.0)
	(209.9)	(583.6)
Convertible bond equity transfer from share capital	**-**	63.2
Retained profits at the end of the year	**1,607.6**	1,143.4

Notes to the Financial Statements

Note 10 Investments accounted for using the equity method

	Reporting date	Ownership interest 2004 %	2003 %
Alliance des Vins Fins	31 December	**37.9**	-
Fiddlesticks LLC	31 December	**50.0**	50.0
Foster's Europe Pty. Ltd. [1]	30 June	**66.7**	66.7
Foster's USA, LLC	31 March	**49.9**	49.9
Judd Road Vineyards Limited	30 June	**50.0**	50.0
International Trade and Supply Limited	31 December	**39.9**	39.9
North Coast Bottling Company	30 June	**50.0**	50.0
Lovis	31 December	**50.0**	-
Oak Vale Vineyard Limited	30 June	**50.0**	50.0

The carrying values of material investments are:

- Foster's USA LLC $25.3 million (2003: $48.3 million); and
- International Trade and Supply Limited $31.4 million (2003: $29.3 million)

1. Foster's Europe Pty. Ltd holds the investment in the Foster's European partnership. The Group's ownership interest in Foster's Europe Pty. Ltd is greater than 50%, but due to the voting rights attached to the shares, the Group does not control this entity. Carlton and United Beverages Limited receives royalty income under an agreement with the Foster's European partnership.

Note 11 Contingent Liabilities

	2004 $m	2003 $m
Contingent liabilities		
- Bank and other financiers	**150.0**	191.8
- Other persons	**212.6**	94.9
- Executive service agreements	**13.9**	22.1
	376.5	308.8

Various entities in the Group are party to other legal actions which have arisen in the ordinary course of business. These actions are being defended and the Directors believe no material losses will arise.

Note 12 Events occurring after reporting date

On 13 January 2005, the Company announced the cash purchase of an 18.8% interest in Southcorp Limited (Southcorp) from Southcorp's largest shareholder, Reline Investments Pty. Ltd. for $4.17 per share, at a value of $584.0 million. On 17 January 2005, the Company announced its intention to launch a conditional off-market takeover offer for the shares of Southcorp that it does not already own at a price of $4.17 per share.

As a result of this takeover offer, the on-market buy-back activity has been suspended until further notice.

Note 13 Adoption of International Financial Reporting Standards

Foster's Group Limited is required to adopt the Australian equivalents to International Financial Reporting Standards (AIFRS) commencing 1 July 2005. The Group's first fully AIFRS compliant financial statements will be presented for the year ending 30 June 2006, with interim accounts for the period ending 31 December 2005. Comparative information will be required to be restated in both sets of accounts, effective from 1 July 2004. The majority of the adjustments required on transition at 1 July 2004 will be made against opening retained earnings. The transitional rules for adoption require the restatement of comparative financial statements using AIFRS, except for AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement".

Having completed a risk based assessment of the key business and compliance impacts of AIFRS, the Group's implementation project is progressing according to the scheduled project plan. The implementation project has dedicated resources and management are continuing to provide regular status reporting to the Audit & Risk Committee, management teams across the business and external auditors.

Global training initiatives are continuing across the Group, ensuring all key personnel are provided with the adequate resources and education to implement the project. Systems have been assessed and the Group is in the process of modifying and upgrading systems to be compliant with the AIFRS requirements.

The Group continues to monitor accounting standard changes and developments in interpretations and participates in industry discussion forums with the view to adopting accounting policies consistent with emerging industry interpretations and practice.

The AIFRS standards have been evaluated and a number of key differences have been identified. The completion of this analysis is expected to occur during fiscal 2005. The Group has not been able to reliably quantify the impacts on the financial report.

From work completed to date, the key changes in significant accounting policies and other areas of significance expected for the Group are as follows:

Area of Impact	*Impact*
Goodwill Under AASB 3 *"Business Combinations"* amortisation of goodwill will be prohibited and instead will be subject to annual impairment testing, on a discounted basis. This will result in a change in the Group's accounting policy which currently amortises goodwill over the lesser of the period of time to which the benefits are expected to arise and twenty years.	Potential impact on retained earnings at 1 July 2004. Elimination of amortisation will reduce expenses and increase earnings. Reduction in future earnings may result in the event of impairment.
Brand names, mailing lists, patents and licences In accordance with AASB 138 *"Intangible Assets"*, internally generated brand names, such as the CUB beer brands, will be required to be de-recognised, given that the standard does not allow recognition of internally generated intangibles. Furthermore, the standard will require internally generated mailing lists to be de-recognised. The carrying value will only reflect the maintenance of specific customers on the list from the date of acquisition.	Potential initial impact on retained earnings and asset revaluation reserve at 1 July 2004. Elimination of amortisation of mailing lists will reduce expenses and increase earnings. De-recognition of internally generated brand names. De-recognition of internally generated mailing lists.
Employee Benefits - Superannuation Under AASB 119 *"Employee Benefits"*, the Group will be required to recognise the net position of the defined benefit fund into the balance sheet, based on an actuarial calculation. The initial adjustment will be through opening retained profits as at 1 July 2004, with subsequent movements recorded directly to retained earnings for the period. This will result in a change in the Group's current accounting policy which only recognises contributions to defined benefit superannuation funds as an expense as the obligation arises.	Initial impact on retained earnings at 1 July 2004. Future volatility likely to impact retained earnings rather than current year profits, with the Group proposing to elect to record movements against retained earnings rather than profit and loss. This option became available in December 2004 when the AASB revised AASB 119 to allow additional accounting treatments of defined benefit plan movements.

Notes to the Financial Statements

Note 13 Adoption of International Financial Reporting Standards (continued)

Area of Impact	Impact
Share-Based Payments Under AASB 2 "*Share-Based Payments*", share-based payments issued to employees will be required to be recognised as an expense in respect of the services received, pro-rated over the period of service. This will result in a change to the current accounting policy, which does not recognise an expense in respect of these items.	Initial impact on retained earnings at 1 July 2004 for the September 2003 long-term incentive plan (LTIP) and subsequent LTIP offers. Given that the standard only requires application to instruments granted post 7 November 2002, no adjustments are proposed for schemes granted prior to this date. Higher expenses.
Income Taxes Under AASB 112 "*Income Taxes*", tax effect accounting will require the balance sheet liability approach as opposed to the current Group policy which applies the profit and loss approach. Under this new method, temporary differences will be identified for each asset and liability rather than accounting for the effects of timing and permanent differences between taxable income and accounting profit. In addition, the test for recognition of tax losses will change from virtually certain under the current guidance to a test of probability.	Initial impact on retained earnings at 1 July 2004. Additional deferred tax assets and/or liabilities may be recognised.
Impairment of Assets Under AASB 136 "*Impairment of Assets*", the recoverable amount of an asset is determined as the higher of net selling price and value in use. Under the new policy, tests for impairment of assets will be required to be performed on a discounted future cash flow basis for each cash-generating unit, where currently the assessment of recoverable amount of non-current assets is made with reference to undiscounted cash flows.	Initial impact on retained earnings at 1 July 2004. Volatility in earnings may result in the event of impairment.
Foreign Currency Translation Under AASB 1 *"First Time Adoption of Australian Equivalents to International Financial Reporting Standards"*, the cumulative foreign currency translation reserve (FCTR) balance relating to all foreign operations can be reset to nil as at 1 July 2004. The Group proposes to utilise this exemption and reset the FCTR in respect of all foreign operations to nil.	Initial impact on retained earnings at 1 July 2004. Subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition to AIFRS and shall only include translation differences arising after 1 July 2004.
Borrowing Costs Under AASB 123 *"Borrowing Costs"* can be expensed or capitalised. The Group expects to change its accounting policy so the borrowing costs are expensed as incurred rather than capitalising borrowing costs for qualifying assets.	Initial impact on retained earnings at 1 July 2004. Initially higher expenses.

In addition to the above areas of change, the following areas of accounting policy change will impact retained earnings as at 1 July 2005. These areas of change relate to AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" which do not require the restatement of comparative information.

Note 13 Adoption of International Financial Reporting Standards (continued)

Area of Impact	*Impact*
Financial Instruments Under AASB 139 *"Financial Instruments: Recognition and Measurement"* financial instruments will be required to be classified into four categories which will, in turn, determine the accounting treatment of the item. The classifications are loans, receivables and payables – measured at amortised cost; held to maturity – measured at amortised cost; held for trading – measured at fair value; and available for sale – measured at fair value. This will result in a change in the Group's accounting policy which currently measures these items at cost, with certain derivative financial instruments not recognised on balance sheet.	Initial impact on retained earnings at 1 July 2005. Volatility in future earnings may result from measuring instruments at fair value.
Hedge Accounting Under AASB 139 *"Financial Instruments: Recognition and Measurement"*, all derivative contracts, whether hedging instruments or otherwise, will be carried at fair value on the Group's balance sheet. Hedge transactions will be required to be formally documented and tested for effectiveness to continue to qualify for hedge accounting treatment.	Initial impact on retained earnings at 1 July 2005. Volatility in future earnings may result if hedge effectiveness is not achieved. Reliable estimation of future financial effects of this change in accounting policy has not yet been measured.

Foster's Group Limited
Directors' Declaration

The directors declare that the financial statements and notes for the consolidated entity:

a) comply with Accounting Standards, the Corporations Act 2001 and other mandatory professional reporting requirements; and

b) give a true and fair view of the consolidated entity's financial position as at 31 December 2004 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date.

In the directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne this 8th day of February 2005.

Frank J. Swan
Chairman

Trevor L. O'Hoy
President and Chief Executive Officer



PricewaterhouseCoopers
333 Collins Street
MELBOURNE VIC 3000
GPO Box 1331L
MELBOURNE VIC 3001
DX 77 Melbourne
Australia
www.pwcglobal.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Independent review report to the members of Foster's Group Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Foster's Group Limited:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of the Foster's Group (defined below) as at 31 December 2004 and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Foster's Group (the consolidated entity), for the half-year ended 31 December 2004. The consolidated entity comprises both Foster's Group Limited (the company) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: *Interim*



Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel, and
- analytical procedures applied to financial data.

Our procedures include reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

Con Grapsas
Partner

Melbourne
8 February 2005